SEQUOIA-LEGATO, INC.
                                1761 VESPER LANE
                                    SUITE 10
                                CARLSBAD CA 92011

                               September 10, 2008


VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549


      Re:   Sequoia-Legato, Inc.
            Registration Statement on Form S-1
            Registration No. 333-149624
            Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Sequoia-Legato, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's registration statement on Form S-1 (File Number 333-149624), together with all exhibits and amendments thereto (collectively, the "Registration Statement"), which the Registrant filed with the Commission on March 10, 2008. Please be advised the Registrant has elected to withdraw the Registration Statement and any Amendments thereto. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the written order to the attention of the undersigned at 760.452.7595.


                                        Very truly yours,

                                        /s/ Robert Young
                                        ----------------
                                            Robert Young
                                            Chairman, President, Secretary